AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 10, 2000.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                       East Texas Financial Services, Inc.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock $ .01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   275572-10-5
                                   -----------
                                 (CUSIP Number)

                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105

                                 (314) 854-4600
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 31, 1999
                                ---------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

========================================== ====================================
CUSIP NO. 275572-10-5                                        Page 2 of 9 Pages

========================================== ====================================
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            INVESTORS OF AMERICA, LIMITED PARTNERSHIP
            43-1521079
=========== ======================================================== ==========
2           CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*
                                                               (a) |_|    (b) x
=========== ======================================================== ==========
3           SEC USE ONLY
=========== ======================================================== ==========
4           SOURCE OF FUNDS*
            Not Applicable
=========== ======================================================== ==========
5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR  2(e)
=========== ===================================================================
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            NEVADA
=========== ===================================================================
                     7            SOLE VOTING POWER
 NUMBER OF SHARES
                                  69,000 Common
==================== ============ =============================================
                     8            SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     NONE
==================== ============ =============================================

  EACH REPORTING     9            SOLE DISPOSITIVE POWER
                                  69,000 Common
==================== ============ =============================================
                     10           SHARED DISPOSITIVE POWER
      PERSON
       WITH                       NONE
==================== ============ =============================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            69,000 Common
=========== ===================================================================

12          CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11)   EXCLUDES   CERTAIN
            SHARES*             |_|
=========== ===================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          5.9%
=========== ===================================================================
14          TYPE OF REPORTING PERSON
            IV, PN
=========== ===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.01 per share, (the "Common Stock") issued by East Texas Financial Services, Inc. ("East Texas"), whose principal executive offices are located at 1200 South Beckham, Tyler, Texas 75701.

Item 2.  Identity  and  Background

This statement is filed by Investors of America, Limited Partnership, a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First Securities America, Inc. The directors and officers of First Securities America, Inc. are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director). James F. Dierberg and Mary W. Dierberg are husband and wife.

The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorporated herein by reference.

The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable. This statement is being filed by Investors of America Limited Partnership ("Investors") to report an increase in the ownership percentage resulting from Common Stock buy backs by East Texas. Investors initially purchased 46,000 shares of the Common Stock in May 1997 for an aggregate price of approximately $809,250.00. A stock dividend of 23,000 shares of the Common Stock was received in April 1998.

Item 4. Purpose of Transaction

The shares of Common Stock covered by this statement are being held for investment purposes. Investors has the following plans with respect to the Common Stock:

(a) Investors intends to continually assess the market for the Common Stock. Investors or an affiliate may purchase or dispose of additional shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain regulatory approvals may be required.

(b-j) None.

Item 5. Interest in Securities  of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 1,162,320 shares outstanding at January 6, 2000, as indicated by East Texas in response to our telephone inquiry. As of the close of business on January 7, 2000, Investors beneficially owned 69,000, or approximately 5.94% of such number of shares of Common Stock. Investors' ownership percentage has increased due to East Texas' reduction of outstanding shares resulting from its stock buybacks.

(b) Investors beneficially owns 69,000 shares of the Common Stock and has the sole power to vote and dispose of such shares.

(c) There were no transactions in the shares of Common Stock effected by Investors during the past sixty days.

(d-e) Not Applicable. Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors is under the control of James F. Dierberg. See Item 2 above. James F. Dierberg and Mary W. Dierberg are husband and wife.

Item 7. Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    INVESTORS OF AMERICA
                                    LIMITED PARTNERSHIP


                                     By:/s/James F. Dierberg
                                       -----------------------------------
                                           James F. Dierberg, President of
                                           First Securities America, Inc.,
                                           General Partner

Date:January 10, 2000
     ----------------

                                  EXHIBIT INDEX



Exhibit No.                                                            Page No.
Exhibit 2A                                                                  7
Exhibit 2B                                                                  8
Exhibit 2C                                                                  9
Exhibit 2D                                                                 10

                                   Exhibit 2A

                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP

State or Other Place of Organization:               Nevada
Principal Business:                                 Investment in real estate
                                                    and stocks

Address of Principal Business:                      1504 Hwy. #395 N #8-00508
                                                    Gardnerville, Nevada 89410

Address of Principal Office:                        1504 Hwy. #395 N #8-00508
                                                    Gardnerville, Nevada 89410

Criminal Proceedings During Last 5 Years:           None

Civil Proceedings During Last 5 Years:              None

                                   Exhibit 2B

FIRST SECURITIES AMERICA, INC. (General Partner of Investors of America, Limited Partnership)

State or Other Place of Organization:             Missouri

Principal Business:                               Insurance and investments

Address of Principal Business:                    11 E. Lockwood
                                                  Webster Groves, Missouri 63119

Address of Principal Office:                      11 E. Lockwood
                                                  Webster Groves, Missouri 63119

Criminal Proceedings During Last 5 Years:         None

Civil Proceedings During Last 5 Years:            None

                                   Exhibit 2C

JAMES F. DIERBERG (Director and President of First Securities America, Inc.; controlling shareholder of First Securities America, Inc.)

Residence or Business Address:                   39 Glen Eagles Drive
                                                 St. Louis, Missouri 63124

Principal Occupation or Employment:              Financial services

Name of Employer:                                First Banks, Inc.

Principal Business:                              Bank holding company

Address:                                         135 North Meramec,
                                                 Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:        None

Civil Proceedings During Last 5 Years:           None

Citizenship:                                     U.S.A.

                                   Exhibit 2D


MARY W. DIERBERG (Director, Secretary and Treasurer of First Securities America, Inc.)


Residence or Business Address:                   39 Glen Eagles Drive
                                                 St. Louis, Missouri 63124

Principal Occupation or Employment:              Housewife

Criminal Proceedings During Last 5 Years:        None

Civil Proceedings During Last 5 Years:           None

Citizenship:                                     U.S.A.